PEASE OIL & GAS COMPANY


                        PEASE OIL & GAS COMPANY ANNOUNCES
                          $17 MILLION FINANCING PACKAGE

FOR IMMEDIATE RELEASE - January 7, 1998

Grand Junction,  Colorado - January 7, 1998 - Pease Oil and Gas Company (NASDAQ:
WPOG) today announced a private placement consisting of the sale of $5.67 million of 5% convertible preferred non-voting stock and received a commitment in principal to sell up to $11.33 million of 10% convertible seven-year debentures. The financing, totaling approximately $17 million, is with a group of institutional investors. The principal investors in the transaction are represented by Kayne Anderson Investment Management, Inc. and State Street Research and Management Company. The proceeds of the offering will be used to fully fund the Company's expenses associated with 39 planned Gulf Coast 1998 exploration and development wells as well as approximately 300 square miles of 3-D seismic surveys currently underway.

The Company closed the convertible preferred on December 31, 1997, and anticipates closing the debentures in the first quarter of 1998. The conversion price of the preferred may be adjusted after three months following closing and may be repurchased by the Company if the common falls below a certain stock price. The Company also has the option to force conversion after 18 months.

Willard H. Pease, Jr., the Company President, stated that, "This capital will allow us to continue to increase our reserve base through exploration and development in the Gulf Coast Region. Additionally, the Company's positioning with quality institutional investors should prove to be very beneficial to existing shareholders."

Pease Oil and Gas Company is a 29-year old Company traded on NASDAQ with the symbol WPOG (common). For more information please contact Patrick J. Duncan, CFO at (970) 245-5917 or Steve Antry at (714) 752-5212.

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve certain risks and uncertainties. These risks and uncertainties include, among other things, market conditions, uncertainties inherent in estimating reserves and other factors discussed in the Company's filings with the Securities and Exchange Commission.